

May 1, 2012

<u>Via E-mail</u>
W. Randy Eaddy
Kilpatrick Townsend
1001 West Fourth St.
Winston-Salem NC 27101-2400

> Re: **Cardinal Bankshares Corporation ("Cardinal" or "the Company")**
> **Response Letter dated April 20, 2012**
> **Filed by Schaller Equity Partners, et al.**
> **File No. 0-28780**

Dear Mr. Eaddy:

We are in receipt of your response letter dated April 30, 2012 addressing the concerns and questions outlined in our comment letter dated April 27, 2012. To clarify, any references to "you" or its derivatives in this letter refer to your clients rather than you personally or your law firm.

From your response letter, it appears that Mr. Schaller has had "numerous contacts" with Henry A. Logue, including after Mr. Logue's termination from the Bank in the spring of 2011. You note that Mr. Schaller has an ongoing friendship with Mr. Logue and that he would from time to time since Mr. Logue's departure from the Bank, "inform Mr. Logue about what the Partnership had done (or might be considering) with respect to [Cardinal]." You state that Mr. Logue at no time had a role in the Company's proxy solicitation.

Please file revised proxy materials describing the nature of your relationship with Mr. Logue since his termination, and his role (or lack thereof) in the solicitation. Your disclosure should include a summary of your contacts with Mr. Logue since his termination with the Bank. Disclose any discussions, plans or understanding with or regarding any future relationship between Mr. Logue and the Bank, should your nominees be elected to the board.

Please respond to this letter promptly. Indicate how you plan to file and disseminate responsive disclosure. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions